UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

RED MILE ENTERTAINMENT, INC.
_________________________________________________________
(Name of issuer)

Common Stock, $.01 Par Value Per Share
___________________________________
(Title of class of securities)

75678Q402
_____________________________
(CUSIP number)

Paul Haber
RME Merger Sub Corp.
150 Ferrand Drive, Suite 500
Toronto, Ontario, Canada M3C 3E5
(416) 621-6711
 _____________________________________________________________________________________
(Name, address and telephone number of person authorized to receive notices and communications)

October 7, 2008
__________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 75678Q402
1	NAME OF REPORTING PERSONS RME Merger Sub Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,698,872 shares (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,698,872 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23%
14	TYPE OF REPORTING PERSON CO

(1) Pursuant to the Voting Agreement (as defined below), RME Merger Sub Corp. (as defined below) may be deemed to have beneficial ownership of 3,698,872 shares of Common Stock. As described herein, the Reporting Person has sole voting power over these shares solely with respect to the specific matters identified in the Voting Agreement and the Named Shareholders (as defined below) to the Voting Agreement retain sole voting power with respect to all other matters. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by RME Merger Sub Corp. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer.

This Statement is being filed with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Red Mile Entertainment, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 223 San Anselmo Way #3, San Anselmo, CA 94960.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by and on behalf of RME Merger Sub Corp. (the “Reporting Person”).

(b)	The address of the principal business and principal office of the Reporting Person is 150 Ferrand Drive, Suite 500, Toronto, Ontario, Canada M3C 3E5.

(c)
Set forth in Annex A to this Schedule 13D is the name, residence or business address and present principal occupation or employment of each of the Reporting Person’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)
During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the directors or executive officers of the Reporting Person named in Annex A to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the directors or executive officers of the Reporting Person named in Annex A to this Schedule 13D, has been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the directors and executive officers of the Reporting Person named in Annex A to this Schedule 13D are citizens of Canada.

Item 3.	Source and Amount of Funds.

As described below in Item 4, the shares of Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Person, and thus no funds were used for that purpose. As an inducement for the Reporting Person and SilverBirch, Inc. (“SilverBirch”), an Ontario Corporation owning 100% of the common stock of the Reporting Person, to enter into the Merger Agreement (as hereinafter defined in Item 4), certain of the Company’s shareholders entered into a Voting Agreement, dated as of October 7, 2008 (the “Voting Agreement”), with the Reporting Person. Neither SilverBirch nor the Reporting Person paid additional consideration to those shareholders in connection with the execution or delivery of the Voting Agreement. The Voting Agreement is more fully described in Item 4 below.

Item 4.	Purpose of Transaction.

Each of the following shareholders of the Company (the “Named Shareholders”) entered into the Voting Agreement as an inducement for SilverBirch and the Reporting Person to enter into the Merger Agreement: DMH Family LP, Metro Crown Industries, Tiger Paw Capital Corporation, Joe Abrams, Joseph W. Abrams and Patricia Abrams, Chester Aldridge, VTL Holdings Inc., Mike Hart and Fromac Developments Inc. The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement

 SilverBirch, the Reporting Person, and the Company have entered into an Agreement and Plan of Merger, dated as of October 7, 2008 (the “Merger Agreement”), pursuant to which Reporting Person will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of SilverBirch following the Merger.

Each issued and outstanding share of Company Common Stock will be converted into the right to receive 0.875 shares of SilverBirch common stock. Any Company stockholders who demand appraisal of their shares in accordance with Delaware law will be entitled to seek a judicial determination of the fair value of such shares.

Non-management holders of options or warrants to purchase Company Common Stock will have the right to either net exercise such options or warrants for Company Common Stock immediately before the closing of the merger or convert such options or warrants into the right to receive options or warrants to purchase a number of shares of SilverBirch common stock equal to the number of shares of Company Common Stock subject to such option or warrant times 0.875. The exercise price for each share of SilverBirch common stock will equal the exercise price of the Company Common Stock subject to such option or warrant times 1.14286. Under the Merger Agreement, certain officers and employees will surrender and cancel each of their options and warrants to purchase Company Common Stock.

Under an earnout provision of the Merger Agreement, SilverBirch will issue additional SilverBirch Shares (or options or warrants, as the case may be) to holders of the Company’s Common Stock (or options or warrants to purchase common stock) if either or both of the following circumstances occur:

(i) if the Company, as the surviving company, meets certain gross revenue milestones in connection with the Publishing Agreement between the Company and Atari Interactive, Inc. regarding the “Heroes over Europe” video game franchise, or

(ii) if the Company secures a co-publishing agreement with a third party for the Sin City video game currently in development, provided that thirty percent of such shares will be held back to offset certain cost overruns in the development of the “Sin City” game.

All undistributed earnout shares will be available to satisfy indemnity claims under the Merger Agreement.

The Merger Agreement includes customary representations, warranties and covenants by the parties and is subject to customary closing conditions. The shares of SilverBirch stock to be issued in the merger will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act, relating to an exchange of securities after a hearing regarding the fairness of the transaction. Accordingly, closing of the Merger Agreement (the “Closing”) is conditioned on obtaining a permit for the issuance of the SilverBirch stock from the California Commissioner of Corporations after a hearing regarding the fairness of the transaction. The Closing is also conditioned on approval by the Company’s stockholders as well as U.S. regulatory approval and approval by the Toronto Venture Stock Exchange (TSX-V).

Under the terms of the Merger Agreement, the Company has agreed not to solicit, discuss or negotiate alternative transactions regarding the acquisition of the Company or its assets. The parties may terminate the Merger Agreement by mutual written consent at any time and either party may terminate the Merger Agreement if the transaction has not closed by January 31, 2009. The Company will be obligated to pay SilverBirch a termination fee equal to 1,500,000 shares of Company Common Stock if (i) the Company’s stockholders do not approve the merger, (ii) the Company fails to obtain any required approval from any governmental authority, or (iii) the Company’s board of directors recommends an alternative transaction or withdraws its recommendation in favor of the Merger Agreement.

The Voting Agreement

 As an inducement to SilverBirch and as a condition to SilverBirch’s entering into the Merger Agreement, the Named Shareholders entered into a Voting Agreement with the Reporting Person, dated October 7, 2008 (the “Voting Agreement”), whereby the Named Shareholders agreed to vote all of the shares of the Company’s Common Stock currently beneficially owned by them or acquired by them after such date in favor of approval of the adoption of the Merger Agreement and approval of the Merger and against any Alternative Transaction (as defined in the Merger Agreement). The Named Shareholders also granted a representative of the Reporting Person an Irrevocable Proxy granting the right to vote such shares in accordance with the terms of the Voting Agreement. The Voting Agreement limits the ability of the Named Shareholders to sell or otherwise transfer the shares of the Company’s Common Stock beneficially owned by them. As of October 7, 2008, the Named Shareholders beneficially owned an aggregate of approximately 3,698,872 shares of the Company’s Common Stock, or approximately 23% of the voting power of the issued and outstanding shares of the Company. The Voting Agreement terminates upon the earliest to occur of (i) the date of the termination of the Merger Agreement in accordance with its terms, (ii) the date that the Merger Agreement shall become effective in accordance with its terms, or (iii) upon the execution of a written agreement by all parties to the Voting Agreement.

The Reporting Person expects that, upon completion of the Merger, the Common Stock will be no longer be listed on the OTC Bulletin Board and subsequently will cease to be registered under the Exchange Act.

Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the directors or executive officers listed on Annex A hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The descriptions contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreement does not purport to be complete, and are qualified in their entirety by the terms and conditions of the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As described in Item 4 of this Schedule 13D, as a result of the Voting Agreement, the Reporting Person has the sole power to vote the Common Shares held by the Named Shareholders with respect to certain matters relating to the Merger as set forth in the Voting Agreement (see Item 4 of this Schedule 13D for details).

The Common Stock held by the Named Shareholders currently consists of 3,698,872 shares of Common Stock, which represents approximately 23% of the outstanding shares of the Company’s Common Stock as of October 7, 2008. Pursuant to the Voting Agreement, and subject to limited exceptions set forth in the Voting Agreement, the Named Shareholders may not sell or otherwise transfer the shares of the Company’s Common Stock beneficially owned by them.

To the best knowledge of the Reporting Person, no shares of the Company’s Common Stock are beneficially owned by any of the directors or executive officers of the Reporting Person listed on Annex A, except for such beneficial ownership, if any, arising solely from the Voting Agreement and the related Irrevocable Proxy.

(c) Except for the Merger Agreement, the Voting Agreement and the transactions contemplated by such agreements, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named on Annex A has effected any transaction in the Common Stock during the past 60 days.

(d) – (e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

To the Reporting Person’s knowledge, other than as described in Items 3, 4 and 5 of this Schedule 13D, which descriptions are incorporated by reference in response to this Item 6, there is no contract, arrangement, understanding or relationship (legal or otherwise) among any of the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1
Agreement and Plan of Merger, dated October 7, 2008, by and among SilverBirch Inc., RME Merger Sub Corp., Red Mile Entertainment, Inc. and Kenny Cheung, as representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Red Mile Entertainment, Inc. on October 14, 2008).

99.2
Voting Agreement, dated October 7, 2008, by and among RME Merger Sub Corp., DMH Family LP, Metro Crown Industries, Tiger Paw Capital Corporation, Joe Abrams, Joseph W. Abrams and Patricia Abrams, Chester Aldridge, VTL Holdings Inc., Mike Hart and Fromac Developments Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Red Mile Entertainment, Inc. on October 14, 2008).

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2008

RME MERGER SUB CORP.

By:	/s/ Paul Haber
Name: Paul Haber Title: Secretary and Treasurer

Annex A

Directors and Executive Officers of RME Merger Sub Corp.

The following tables set forth the name, present principal occupation or employment, and residence or business address of each director and executive officer of RME Merger Sub Corp. The business address of each person named below is RME Merger Sub Corp., 150 Ferrand Drive, Suite 500, Toronto, Ontario, Canada M3C 3E5.

Directors

Name	Present Principal Occupation or Employment

Derek van der Plaat	President and Chief Executive Officer of SilverBirch, Inc.

Executive Officers

Name	Present Principal Occupation at RME Merger Sub Corp.

Derek van der Plaat	President
Paul Haber	Secretary and Treasurer